U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission file number ______

                         NORTON SOUND ACQUISITION CORP.
                 ---------------------------------------------
                (Name of Small Business Issuer in its charter)

        Delaware                                     20-3326660
        -------------------------------              ----------------
        (State or other jurisdiction of              (I.R.S. employer
        incorporation or formation)                  identification number)


        c/o Paramount BioCapital Investments, LLC
        787 Seventh Avenue, 48th Floor
        New York, NY                                 10019
        --------------------------                   -------
       (Address of principal executive offices)      (Zip Code)


                   Issuer's telephone number: (212) 554-4300

                        facsimile number: (212) 544-4345

                                   Copies to:
                             David N. Feldman, Esq.
                              Feldman Weinstein LLP
                        420 Lexington Avenue, Suite 2620
                               New York, NY 10170
                                 (212) 869-7000

       Securities to be registered under Section 12(b) of the Act: none

     Securities to be registered under Section 12(g) of the Exchange Act:

            Title of each class        Name of Exchange on which to be so
                                      registered each class is to be registered

            Common Stock, $.001                          N/A
            -------------------                          -----------

ITEM 1.  DESCRIPTION OF BUSINESS

(a) Business Development

      Norton Sound Acquisition Corp. (the "Company" or the "Registrant") was incorporated in the State of Delaware on August 12, 2005. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

(b) Business of Issuer

      The Company, based on proposed business activities, is a "blank check" company. The U.S. Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

      The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

      The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has considered potential acquisition transactions with several companies, but as of this date has not entered into any definitive agreement with any party. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

      (a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

      (b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

      (c) Strength and diversity of management, either in place or scheduled for recruitment;

      (d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

      (e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

      (f) The extent to which the business opportunity can be advanced;

      (g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

      (h) Other relevant factors.

      In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

      The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

      It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

      The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

      In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

      It  is   anticipated   that  the   investigation   of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

      We presently have no employees apart from our management. Our officers and director are engaged in outside business activities and anticipate that they will devote to our business only very limited time until the acquisition of a successful business opportunity has been consummated. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

      (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

      (2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

      (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

      The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury or will be loaned to or invested in us by our stockholders, management or other investors, including Paramount BioCapital Investments, LLC ("Paramount"), of which our controlling stockholder, Lindsay A. Rosenwald, M.D. is the managing member.

      During the next twelve months we anticipate incurring costs related to:

      (i) filing of Exchange Act reports, and

      (ii) costs relating to consummating an acquisition.

      We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

      The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

      None of our officers or directors has had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

      Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

      The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

      We do not currently intend to retain any entity to act as a "finder" to identify and analyze the merits of potential target businesses. However, if we do, at present, we contemplate that at least one of the third parties who may introduce business combinations to us may be Paramount BioCapital, Inc., a broker-dealer registered with the SEC and NASD ("PBI"). Any finders fees paid to PBI will be comparable with unaffiliated third party fees. Dr. Rosenwald, our controlling shareholder, is the sole stockholder, Chairman and Chief Executive Officer of PBI. Mr. Knox, our Treasurer, and Mr. Lobell, our sole director, President and Secretary, are both employees of PBI and Paramount.

RISK FACTORS

      An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders.

      Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, our officers and directors are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and other members of our management are, and may be the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity. In the event of identical officers and directors, the officers and directors will arbitrarily determine the company that will be entitled to proceed with the proposed transaction. Further, PBI, a registered broker-dealer, may act as investment banker, placement agent or financial consultant to the Company or an acquisition candidate in connection with a potential business combination transaction. Dr. Rosenwald, our controlling shareholder, if the sole stockholder, Chairman and Chief Executive Officer of PBI. Mr. Knox, our Treasurer, and Mr. Lobell, our sole director, President and Secretary, are both employees of PBI and Paramount. Additionally, we may, from time to time, take loans that pay reasonable interest from Paramount to run our operations. We cannot assure you that conflicts of interest among us, PBI, Paramount and our stockholders will not develop. Any finders fees, placement fee, interest or other fees paid to PBI or Paramount will be comparable with unaffiliated third party fees.

Our business is difficult to evaluate because we have no operating history.

      As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

      The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

      The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

      We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management  intends to devote only a limited  amount of time to seeking a target
company  which  may  adversely   impact  our  ability  to  identify  a  suitable
acquisition candidate.

      While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs. Our officers have not entered into written employment agreements with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

      Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially
preclude   consummation  of  an  acquisition.   Otherwise  suitable  acquisition
prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

      Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

      If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Common Stock.

      Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended, (the "Securities Act") and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

Our business will have no revenues unless and until we merge with or acquire an operating business.

      We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

      Our Certificate of Incorporation authorizes the issuance of a maximum of 75,000,000 shares of Common Stock and a maximum of 10,000,000 shares of Preferred Stock. Any merger or acquisition effected by us may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. Moreover, the Common Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of Common Stock held by our then existing stockholders. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

      The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a "reverse merger", following such a transaction we may not be able to attract the attention of major brokerage firms.

      Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our Common Stock will be listed on NASDAQ or any other securities exchange.

      Following a business combination, we may seek the listing of our Common Stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Common Stock on either of those or any other stock exchange. After completing a business combination, until our Common Stock is listed on the NASDAQ or another stock exchange, we expect that our Common Stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Common Stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Common Stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

There is no public market for our Common Stock, nor have we ever paid dividends on our Common Stock.

      There is no public trading market for our Common Stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

Shareholder control over management.

      As indicated elsewhere herein, none of our officers and directors intends to devote more than a few hours a week to our affairs. They will spend the majority of their time devoted to their full time employment. Although management currently owns none of our Common Stock, 97% of all the issued and outstanding capital stock of the Company is owned by an individual who is he Chairman and Chief Executive Officer of PBI and Paramount, which employs both members of our management team on a full time basis. Consequently, our sole shareholder, Dr. Rosenwald, has the ability to influence control of the operations of the Company and will have the ability to influence or control substantially all matters submitted to stockholders for approval, including:

      o     Election of the board of directors;

      o     Removal of any directors;

      o     Amendment of the Company's certificate of incorporation or bylaws;
            and

      o Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

This stockholder will thus have substantial influence over our management and affairs and future stockholders of the Company possess no practical ability to remove management or effect the operations of the business of the Company.
Accordingly, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 ITEM 3. DESCRIPTION OF PROPERTY.

      The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

      The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.



                                           Amount and Nature of
Name and                                   Beneficial            Percentage
Address                                    Ownership             of Class


Dr. Lindsay Rosenwald                       727,253              97%
c/o Paramount BioCapital Investments, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

Jay Lobell (1)                                    0               0%
c/o Paramount BioCapital Investments, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

John Knox (2)                                     0               0%
c/o Paramount BioCapital Investments, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

All Officers and                                  0               0%
Directors as a group

-----------
(1) Mr. Lobell is the President, Secretary and sole director of the Company.
(2) Mr. Knox is the Treasurer of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


(a) Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name                    Age         Position

Jay Lobell              42          President, Secretary and director

John Knox               36          Treasurer

Jay Lobell, President, Secretary and Director. Mr. Lobell has served as President and Chief Operating Officer of Paramount BioCapital Asset Management, Inc. and Paramount Biosciences, LLC, a drug development firm ("PBS"), since January 2005, and is a registered representative of PBI. He also serves as the Chief Executive Officer, Secretary and a member of the board of directors of Paramount Acquisition Corp., a publicly traded blank check company (ticker:
PMQCU). From 1996 through December 2004, Mr. Lobell was a partner at Covington & Burling, a law firm, where he provided litigation, corporate and regulatory advice. Mr. Lobell received a B.A from Queens College and a J.D. from Yale Law School.

John Knox, Treasurer. Mr. Knox has served as Treasurer of the Company since its inception. In addition, Mr. Knox currently serves as the Chief Financial Officer of Paramount, PBS, and PBI, positions he has held since February 2005. From March 1995 through February 2005 Mr. Knox served as the Controller of Paramount and PBI. From October 1991 to February 1995, he was an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP). Mr. Knox received his B.A. degree in Accounting from Emory University in May 1991 and received his New York C.P.A in 1994.


B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY EXPERIENCE

         As indicated below, members of the management also serve as officers, directors and control shareholders of:

                Filing Date                                 Pending
                Registration          Operating  SEC File   Business       Additional
   Name         Statement             Status     Number     Combinations   Information
   --------------------------------------------------------------------------------------
   Sitka        November 14, 2005     Pending    Unknown    None.          Mr. Lobell is
   Sciences,                                     (filed                    President,
   Inc.                                          today)                    Secretary and
                                                                           sole director,
                                                                           and Mr. Knox
                                                                           serves as
                                                                           Treasurer of
                                                                           Sitka
                                                                           Sciences, Inc.
   --------------------------------------------------------------------------------------
   Denali       November 14, 2005     Pending    Unknown    None.          Mr. Lobell is
   Sciences,                                     (filed                    President,
   Inc.                                          today)                    Secretary and
                                                                           sole director,
                                                                           and Mr. Knox
                                                                           serves as
                                                                           Treasurer of
                                                                           Denali
                                                                           Sciences, Inc.
   --------------------------------------------------------------------------------------
   Chitina      November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Sciences,                                     (filed                    serves as
   Inc.                                          today)                    Treasurer of
                                                                           Chitina
                                                                           Sciences, Inc.
    -------------------------------------------------------------------------------------
   Cordova      November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Sciences,                                     (filed                    serves as
   Inc.                                          today)                    Treasurer of
                                                                           Cordova
                                                                           Sciences, Inc.
   --------------------------------------------------------------------------------------
   Arctic       November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Acquisition                                   (filed                    serves as
   Corp.                                         today)                    Treasurer of
                                                                           Arctic
                                                                           Acquisition
                                                                           Corp.
   --------------------------------------------------------------------------------------
   Kodiak       November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Sciences,                                     (filed                    serves as
   Inc.                                          today)                    Treasurer of
                                                                           Kodiak
                                                                           Sciences, Inc.
   --------------------------------------------------------------------------------------
   Seward       November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Sciences,                                     (filed                    serves as
   Inc.                                          today)                    Treasurer of
                                                                           Seward
                                                                           Sciences, Inc.
    -------------------------------------------------------------------------------------
   Bristol Bay  November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Sciences,                                     (filed                    serves as
   Inc.                                          today)                    Treasurer of
                                                                           Bristol Bay
                                                                           Sciences, Inc.
   --------------------------------------------------------------------------------------
   Kanai        November 14, 2005     Pending    Unknown    None.          Mr. Knox
   Sciences,                                     (filed                    serves as
   Inc.                                          today)                    Treasurer of
                                                                           Kanai
                                                                           Sciences, Inc.
   --------------------------------------------------------------------------------------
   Paramount    August 3, 2005        Effective  333-127149 None.          Mr. Lobell is
   Acquisition                                                             Chief
   Corp.                                                                   Executive
                                                                           Officer,
                                                                           Secretary and
                                                                           director of
                                                                           Paramount
                                                                           Acquisition
                                                                           Corp.
   --------------------------------------------------------------------------------------

ITEM 6. EXECUTIVE COMPENSATION.

      None of the Company's officers or directors has received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a few hours a week to our affairs.

      It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

      There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      On August 14, 2005, the Company issued a 5% promissory note payable for $12,500 to Paramount, an affiliate of Dr. Lindsay Rosenwald, a significant stockholder of the Company. This note and all accrued interest mature on August 14, 2008. The note payable was issued to the lender for an advance made for future expenses to be paid on behalf of the Company.

      The Company utilizes the office space and equipment of Paramount, an affiliate of Dr. Rosenwald, a significant stockholder, at no cost.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common or Preferred Stock.

      The Company is authorized by its Certificate of Incorporation to issue an aggregate of 85,000,000 shares of capital stock, of which 75,000,000 are shares of common stock, par value $.001 per share (the "Common Stock") and 10,000,000 are shares of preferred stock, par value $.001 per share (the "Preferred Stock"). As of the date hereof, 750,000 shares of Common Stock are issued and outstanding.

      All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

      The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation, Amended and Restated Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities.

      On August 14, 2005, the Company issued a 5% promissory note payable for $12,500 to Paramount, an affiliate of Dr. Lindsay Rosenwald, a significant stockholder of the Company. This note and all accrued interest mature on August 14, 2008. The note payable was issued to the lender for an advance made for future expenses to be paid on behalf of the Company.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


   (a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception through the date of this filing.

   (b) Holders. As of the date hereof, there are 22 record holders of 750,000 shares of the Company's Common Stock in the aggregate.

   (c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

         There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      The Registrant issued 750,000 shares of Common Stock on August 14, 2005, to accredited investors, for aggregate cash consideration of $5,000.00. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

      No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

      All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by
Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

      The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

      The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

      o any breach of the director's duty of loyalty to the corporation or its stockholders;

      o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o payments of unlawful dividends or unlawful stock repurchases or redemptions; or

      o any transaction from which the director derived an improper personal benefit.

      The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)


                                      Index
                                      -----


                                                                        Page(s)
                                                                        -------

Report of Independent Registered Public Accounting Firm                     19

Balance Sheet
   August 31, 2005                                                          20

Statement of Operations
   Period from August 12, 2005 (Inception) to August 31, 2005               21

Statement of Changes in Stockholders' Equity
   Period from August 12, 2005 (Inception) to August 31, 2005               22

Statement of Cash Flows
   Period from August 12, 2005 (Inception) to August 31, 2005               23

Notes to Financial Statements                                            24-26

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Norton Sound Acquisition Corp.

We have audited the accompanying balance sheet of Norton Sound Acquisition Corp. (A Development Stage Company) as of August 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the period from August 12, 2005 (Inception) to August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norton Sound Acquisition Corp. (A Development Stage Company) as of August 31, 2005, and its results of operations and cash flows for the period from August 12, 2005 (Inception) to August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will need additional equity or debt financing or will need to complete a business combination with a company that has such financing to be able to sustain its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/J.H. Cohn LLP

Roseland, New Jersey
October 6, 2005

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                 AUGUST 31, 2005


                                     ASSETS


Current assets:
   Cash                                                               $  5,000
   Prepaid expenses                                                     12,500
                                                                      --------
         Total                                                        $ 17,500
                                                                      ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Noncurrent liabilities:
   Accrued interest - related party                                   $     29
   Note payable - related party                                         12,500
                                                                      --------
         Total liabilities                                            $ 12,529
                                                                      --------


Stockholders' equity:
   Preferred stock, $.001 par value; 10,000,000 shares
      authorized; none issued                                             --
   Common stock; $.001 par value; 75,000,000 shares
      authorized; 750,000 shares issued and outstanding                    750
   Additional paid-in capital                                            4,250
   Deficit accumulated during the development stage                        (29)
                                                                      --------
         Total stockholders' equity                                      4,971
                                                                      --------
         Total                                                        $ 17,500
                                                                      ========


See Notes to Financial Statements.

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
           PERIOD FROM AUGUST 12, 2005 (INCEPTION) TO AUGUST 31, 2005



Interest expense                                          $     (29)
                                                          ---------
Net loss                                                  $     (29)
                                                          =========
Weighted average common shares outstanding                  750,000
                                                          =========
Basic and diluted net loss per common share               $   (0.00)
                                                          =========


See Notes to Financial Statements.

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           PERIOD FROM AUGUST 12, 2005 (INCEPTION) TO AUGUST 31, 2005


                                                                       Deficit
                                                                     Accumulated
                                       Common Stock    Additional    During the
                                       -------------    Paid-in     Development
                                       Shares  Amount   Capital         Stage        Total
                                       ------  ------  ---------    ------------   ---------
Issuance of common stock
      to founders in August 2005
      at $.0067 per share              750,000  $ 750   $  4,250                   $   5,000

   Net loss                                                           $   (29)           (29)
                                       -------  -----   --------     -----------   ---------

   Balance, August 31, 2005            750,000  $ 750   $  4,250      $   (29)     $   4,971
                                       ======= ======   =========    ===========   =========



See Notes to Financial Statements.

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
           PERIOD FROM AUGUST 12, 2005 (INCEPTION) TO AUGUST 31, 2005



Operating expenses:
   Net loss                                                     $   (29)
   Adjustments to reconcile net loss to
      net cash used in operating activities -
      accrued interest - related party                               29
                                                                -------
               Net cash used in operating
                  activities                                          -

Financing activities - proceeds from issuance of common stock     5,000
                                                                -------

Net increase in cash                                              5,000

Cash, beginning of period                                             -
                                                                -------

Cash, end of period                                             $ 5,000
                                                                =======
Supplemental disclosure of noncash investing and
 financing activity - prepaid costs paid through
 issuance of note payable                                       $12,500
                                                                =======




See Notes to Financial Statements.

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - ORGANIZATION, BUSINESS AND OPERATIONS:
          Norton Sound Acquisition Corp. (the "Company") was incorporated in the State of Delaware on August 12, 2005. The objective of the Company is to acquire an operating business.

          The  Company's  primary  activities  since   incorporation  have  been
          organizational activities relating to the Company's formation and pending registration statement. The Company has not generated any revenues from these activities and, accordingly, it is in the development stage. The Company selected December 31 as its fiscal year-end.

          The Company, based on its proposed business activities, is a "blank check" company. The Securities and Exchange Commission defines those companies as "any development stage company that is issuing a "penny stock", within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

          The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly-held corporation. The Company's principal business objective for the 12 months subsequent to August 31, 2005 and beyond such time will be to achieve long-term growth potential through a combination with a business ("Business Combination") rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and thus may acquire any type of business. The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company.

          The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to complete a Business Combination with a company that has such financing to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever.


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

                         NORTON SOUND ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - ORGANIZATION, BUSINESS AND OPERATIONS (concluded):
          Management plans to seek additional debt and/or equity financing for the Company through private or public offerings or through a Business Combination, but it cannot assure that such financing will be available on acceptable terms or at all. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          USE OF ESTIMATES:
            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          FAIR VALUE OF FINANCIAL INSTRUMENTS:
            Financial instruments consist of cash and a note payable. The carrying values of these financial instruments approximate their fair values.

          INCOME TAXES:
            In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these assets and liabilities are expected to be recovered or settled. The Company provides a valuation allowance when it is more likely than not that some or all of its net deferred tax assets will not be realized. Potential income tax benefits as of August 31, 2005 and for the period from August 12, 2005 (inception) to August 31, 2005 were insignificant.

          LOSS PER COMMON SHARE:
            Basic earnings (loss) per common share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. There were no potentially dilutive securities outstanding as of August 31, 2005.

                         NORTON SOUND ACQUISITION CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

Note 3 - RELATED PARTY TRANSACTIONS:
          NOTE PAYABLE:
            On August 14, 2005, the Company issued a 5% promissory note payable in the principal amount of $12,500 to Paramount BioCapital Investments, LLC ("Paramount"), an affiliate of a significant stockholder of the Company. This note and all accrued interest matures on August 14, 2008. The note payable was issued to Paramount for future expenses that it has agreed to pay on behalf of the Company.

          OFFICE SPACE AND ADMINISTRATIVE SERVICES:
            Initially, the Company will utilize a minimal portion of the office space and equipment and administrative services provided by Paramount without any charges. However, Paramount may impose fees for such services in the future.

Note 4 - STOCKHOLDERS' EQUITY:
          The Company is authorized to issue 10,000,000 shares of preferred stock. No shares have been issued as of the date hereof.

          The Company is authorized to issue 75,000,000 shares of common stock. On August 14, 2005, the Company issued 750,000 shares.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number        Description

3.1           Certificate of Incorporation.
3.2           Amended and Restated Certificate of Incorporation.
3.3           By-Laws.


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

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005        NORTON SOUND ACQUISITION CORP.


                               By:    /s/ Jay Lobell
                                      ---------------------
                               Name:  Jay Lobell
                               Title: President


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